ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE CLIENT/MATTER NUMBER 103159-0101
May 12, 2022
VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3628

Re: American Vanguard Corp. (the “Company” or “AVD”)
Definitive Additional Soliciting Materials filed by Cruiser Capital Advisors, LLC, et al.
Filed May 11, 2022
File No. 001-13795
Dear Mr. Duchovny:
We are writing this letter on behalf of Cruiser Capital Advisors, LLC, Keith M. Rosenbloom, Cruiser Capital Master Fund LP, Metamorphosis VI LLC, Patrick E. Gottschalk, and Mark R. Bassett (the “Reporting Parties”).
Set forth below are the Reporting Parties’ responses to the May 12, 2022 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the definitive additional soliciting materials referenced above.  The items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Reporting Parties’ responses (in regular type).
Definitive Additional Soliciting Materials
An Insular & Long-Tenured Board Has Led To Poor Corporate Governance
1.
We note your disclosure that “[t]he Board has only one ‘Audit Committee Financial Expert.’”  With a view toward future revised disclosure, please tell us which of your nominees would qualify as such an expert.  If none of your nominees are such experts but they are all elected while Mr. Erlich is not elected, the board would retain no such experts; thus, revise your disclosure to clarify how the election of your nominees would affect the board.  See Item 407(d) of Regulation S-K.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SALT LAKE CITY SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission
May 12, 2022

Response:  The Participants believe that all of their nominees have sufficient relevant experience to qualify as an audit committee financial expert, as these experiences have provided each nominee with (1) an understanding of GAAP and financial statements; (2) the ability to assess the general application of GAAP in connection with accounting for estimates, accruals and reserves; (3) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by AVD’s financial statements, or experience actively supervising one or more persons engaged in such activities; (4) an understanding of internal control over financial reporting; and (5) an understanding of audit committee functions.  That said the determination as to whether one or more of them is an audit committee financial expert will be made by the board of directors of the Company, and the Participants cannot speak on behalf of the board.
The Participants respectfully note that they are not running against Mr. Erlich, and that they have not assessed the background and experience of the other members of the Company’s board of directors to determine if any of them would qualify as audit committee financial experts, contrary to the Company’s claim that Mr. Erlich is the only such expert.
2.
Your disclosure that “AVD’s Board has a pattern of providing selective and misleading disclosures in its press releases and SEC filings” suggests that the current board and the company have not complied with the company’s disclosure obligations.  You must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Please provide a factual foundation for your disclosure. In this regard, note that the factual foundation for such assertion must be reasonable.  Refer to Rule 14a-9.

Response:  The Participants provide below some supporting examples of the Company’s failure to comply with its disclosure obligations:
•
The Company filed an incomplete performance chart in its 2021 Annual Report on Form 10-K, filed on March 14, 2022, resulting in the chart missing important comparative data and misrepresenting the Company’s poor performance.  See attached slides.

•
The Company stated in its Quarterly Report on Form 10-Q, filed on May 4, 2022, that “On March 8, 2022, pursuant to a Board of Directors resolution, the Company announced its intention to repurchase an aggregate number of up to 1,000,000 shares of its common stock, par value $0.10 per share, in the open market over the succeeding one year at a price not to exceed $20 per share, subject to limitations and restrictions under applicable securities laws.” [Italics added]  This statement is not accurate because the Company did not disclose on March 8, 2022 that the repurchase program was subject to a cap of $20 per share.  See the item below for further information on this point.

•
The Company reported the following in is Current Report on Form 8-K, filed on March 11, 2022: “In addition, the Company announced that its board of directors has approved a program for the repurchase of up to one million shares of common stock within the requirements of Exchange Act Rule 10b-18 over the course of the next year. With respect to the repurchase program, Mr. Wintemute stated, “This authorization reflects the strong confidence that our board places in the company’s long-term success.”  Nowhere in this disclosure did the company report that the repurchase program was subject to “a price not to exceed $20 per share,” which is material piece of information.  It is particularly material because it belies Mr. Wintemute’s statement that the Company has strong confidence in the Company’s long-term success, as the cap of $20 per share is lower than the closing price of the Company’s stock since March 31, 2022.

U.S. Securities and Exchange Commission
May 12, 2022

•
The Company stated in its Current Report on Form 8-K, filed on May 2, 2022, that it had delivered “attractive returns” and “strong performance” relative to its agrochemical peers and the Russell 20000.  This statement obfuscated the Company’s true performance by cherry-picking a random day over a specific 7-year time-period against a comparative index the Company had never used before, the Russell 2000.  Although AVD’s total shareholder return (TSR) was slightly favorable on that particular day, several days later on May 6, AVD’s TSR underperformed the same index by -7% over the same 7-year period.  And even over the specific time horizon selected by the Company, AVD still underperformed most every relevant peer and index.

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If you have any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.
Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer